ZION OIL & GAS, INC.
6510 Abrams Rd., Suite 300
Dallas, Texas  75231

April 23, 2009

VIA EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-7010

Re:           Zion Oil & Gas, Inc.
Registration Statement on Form S-3
Filed January 29, 2009, as subsequently amended
by Amendment No. 1 (“Amendment No.1”) filed on March 31, 2009
File Number 333-157007

Dear Mr. Schwall:

The letter is being filed in accordance with the telephone conversation had on April 22, 2009 between Mr. Timothy S. Levenberg and David Aboudi, Zion’s counsel, in which Mr. Levenberg advised that we file, by way of correspondence and contemporaneously with our Acceleration Request, a letter reflecting the textual revisions that we will be making to the prospectus contained in Amendment No. 1 (the “Prospectus”) to reflect the three oral comments conveyed to us on April 10, 2009.

In the Prospectus, all current references in Amendment No. 1 to “record date” and “expiration date” of the rights offering shall be revised to “May 4, 2009” and “June 10, 2009”, respectively. As noted in the Amendment No.1, the Company reserves the right to extend the specified expiration date of the offering. Attached is a copy of the cover page of the draft Prospectus reflecting these revisions. Appropriate revisions in this regard will be made throughout the prospectus.

We are also attaching a copy Page 7 of the prospectus (“Risk Factors”), showing the deletion of the text at the opening paragraph of the Risk Factors, as well as Page 28 of the Prospectus (“Information Incorporated by Reference”) reflecting the addition of the Company’s definitive proxy statement filed on April 21, 2009 as well as the addition of a current report on Form 8-K filed on April 16, 2009 (relating to a subsequent development discussed below).

Subsequent to the filing of Amendment No. 1 on March 31, 2009, we and the rig operator have amended the drilling contract and the rig has arrived at the Company’s drill site and is currently being erected. These developments have been publicly disclosed. Accordingly, we are also attaching a copy of each of Page 3 of the draft Prospectus  (“Prospectus Summary”), Page 8 (Risk Factor relating to the Rig), Page 15 (“Use of Proceeds” – closing paragraph) and Pages 26-27 (“Company Overview—Drilling Contract”) reflecting textual changes that we believe should be made to the prospectus contained in Amendment No. 1.

We trust that the foregoing addresses the comments that were recently conveyed to us. Please do not hesitate to contact David Aboudi should you have any additional questions or comments.

Sincerely,
By:	/s/ Richard Rinberg

Richard Rinberg